Exhibit 1


                                              Contact:  Susie Ter-Jung
                                                        Bunge Limited
                                                        1-914-684-3398
                                                        susie.ter-jung@bunge.com




             Bunge Limited Subsidiary Bunge North America Completes
                  Sale of Bakery Business to Dawn Food Products

WHITE PLAINS, NY- January 2, 2004 - Bunge Limited (NYSE: BG) subsidiary Bunge North America successfully completed the sale of its U.S. bakery business to Dawn Food Products, Inc., on December 31, 2003.

Cash proceeds from the transaction were approximately $82 million, including an adjustment for working capital. After transaction-related expenses, Bunge will recognize a gain on the sale of approximately $2 million, net of tax, or approximately $0.02 per fully diluted share, based on 100.9 million fully diluted shares outstanding as of September 30, 2003.

About Bunge

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 29 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

About Bunge North America

Bunge North America (www.bungenorthamerica.com), the North American operating arm of Bunge Limited, is a vertically integrated food and feed ingredient company, supplying raw and processed agricultural commodities and specialized food ingredients to a wide range of customers in the livestock, poultry, food processor, foodservice and bakery industries. With headquarters in St. Louis, Missouri, Bunge North America and its subsidiaries operate grain elevators, grain and oilseed processing plants, and edible oil refineries and packaging facilities in the U.S., Canada and Mexico.


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